FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated September 29, 2011 regarding a basic agreement on dissolving T&D joint venture between Hitachi, Fuji Electric and Meiden

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 29, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi, Fuji Electric and Meiden Reach Basic Agreement

on Dissolving T&D Joint Venture

(Progress Report)

Tokyo, September 29, 2011 — As announced on July 29, 2011, Hitachi, Ltd. (“Hitachi”, NYSE:HIT / TSE:6501), Fuji Electric Co., Ltd. (“Fuji Electric”, TSE:6504) and Meidensha Corporation (“Meiden”, TSE:6508) agreed to begin concrete discussions toward the progressive dissolution of their joint venture in the power transmission and distribution (“T&D”) field. The four companies, including the joint venture Japan AE Power Systems Corporation (“AE Power”) have discussed the successor, succession method and so on. Today, the parties reached the following basic agreement (“Basic Agreement”).

I. Reason for Joint Venture Dissolution

AE Power, the joint venture by joint contribution of Hitachi, Fuji Electric and Meiden (“co-parent companies”), was established on July 1, 2001 by the consolidation of the three companies’ T&D businesses and has been developing its business globally. In recent years, the market for these T&D systems has seen growing demand, particularly from emerging markets. Going forward, higher growth rate is expected by the progress of the smart energy in social infrastructure and the industrial field, such as the use of the renewable energy resources and the smart grid.

Under such circumstance, the parties had the discussions on the AE Power growth strategy taking into accounts of the various factors and they came to reach a same conclusion that there is a need to fundamentally review its growth strategy. The parties recently reached a basic framework agreement that the parties will dissolve AE Power for a better organization and they will rebuild and explore the growth of T&D business in each company level.

II. Overview of Joint Venture Dissolution

1. Overview of Business Succession Following Joint Venture Dissolution

(1) Basic Stance

The assets and others (“Assets”) assumed from the co-parent companies when AE Power was established shall be returned to each of the companies, and the businesses attached to the domestic works of AE Power shall be transferred as follows:

1)	Business, excluding switchgear business, of the Kokubu Works (Hitachi-shi, Ibaraki Prefecture): Hitachi

2)	Switchgear business of the Kokubu Works: Hitachi and Fuji Electric

3)	Business of the Chiba Works (Ichihara-shi, Chiba Prefecture): Fuji Electric

4)	Business of the Numazu Works (Numazu-shi, Shizuoka Prefecture): Meiden

(2) Succession Method for Joint Venture Business

The co-parent companies shall take over the business of AE Power via the following methods:

1)	Hitachi: Hitachi or a subsidiary of Hitachi shall take over part of the business run by AE Power by absorption-type corporate split *[1,2]

2)	Fuji Electric: Fuji Electric or a subsidiary of Fuji Electric shall take over part of the business run by AE Power by absorption-type corporate split *[1,2]

3)	Meiden: A subsidiary of Meiden shall take over part of the business run by AE Power by absorption-type corporate split *[1,2]

*1	Details of the abovementioned corporate split, including consideration, shall be discussed among the concerned parties, taking into consideration the results of due diligence (corporate value appraisal) and other factors. A further announcement will be made immediately as soon as it is clear that timely disclosure is necessary.
*2	AE Power has not issued any stock acquisition rights or corporate bonds with stock acquisition rights

2. Overview of the Joint Venture Dissolution Schedule

Execution of Basic Agreement	September 29, 2011
Execution of final agreement based on Basic Agreement	December 2011 (planned)
Joint venture dissolution (Corporate split date)	April 1, 2012 (planned)

III. Overview of the Splitting Company

1. Company Name	Japan AE Power Systems Corporation

2. Headquarters	9-1, Shibaura 3-chome, Minato-ku, Tokyo, Japan

3. Representative	Junichi Oishi, President and Director

4. Business field

Research, development, design, manufacture, engineering, sales, installation and after-sales servicing of products and systems for power transmission and distribution

System engineering, sales, installation and after-sales servicing of products and systems for renewable energy

5. Capital (As of March 31, 2011)	20 billion yen

6. Established	July 1, 2001

7. No. of Shares Issued (As of March 31, 2011)	620,000

8. Fiscal Term	March 31st

9. No. of employees (As of March 31, 2011)	1,349 (Unconsolidated)

10. Main trading partners	Hitachi, Ltd. Fuji Electric Co., Ltd. Meidensha Corporation

11. Main trading banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust and Banking Co., Ltd. Mizuho Corporate Bank, Ltd.

12. Major shareholders and shareholdings (As of March 31, 2011)	Hitachi: 50% Fuji Electric: 30% Meiden: 20%

13. Relationships with co-parent companies

Co-parent companies	Hitachi, Ltd.	Fuji Electric Co., Ltd.	Meidensha Corporation

Capital relationship	Owns 50% of the splitting company.	Owns 30% of the splitting company.	Owns 20% of the splitting company

Personnel relationship	1 non-executive director and 1 part-time corporate auditor come from Hitachi	2 non-executive directors, and 1 part-time corporate auditor come from Fuji Electric	1 non-executive director comes from Meiden

Trading relationship	Trading of products and components related to the T&D business with the abovementioned co-parent companies, as well as related services

Related party status	The abovementioned co-parent companies are all major shareholders of the splitting company, making them related parties

14. Operating results for three most recent years and financial condition

      (Unit: Billions of yen unless otherwise noted)

Fiscal term	March 2009	March 2010	March 2011

Net asset	23.4	25.2	24.6

Total asset	101.1	74.4	75.2

Net asset per share (Yen)	37,867.57	40,723.55	39,833.50

Total revenues	98.7	93.7	71.6

Operating income	1.8	2.2	1.6

Ordinary income	0.6	1.9	0.9

Net income	0.7	1.6	-0.5

Net income per share (Yen)	1,140.64	2,657.08	-882.97

Dividend per share (Yen)	—	—	—

Note: Overviews of the succeeding companies shall be announced as soon as it is clear that timely disclosure is required.

IV. Overview of Business Divisions to Be Split and Transferred Due to the Joint Venture Dissolution

Details of the business divisions to be split and/or transferred; operating results of the business divisions to be split and/or transferred; assets and liabilities and monetary amounts to be split and transferred, shall be discussed and/or determined by the concerned parties based on the above stance regarding business succession, and a further announcement shall be made as soon as it is clear that timely disclosure is required.

V. Status after Corporate Split

The corporate name, headquarters address, names and positions of representatives, scope of business, paid-in capital and fiscal year-end of the co-parent companies will not change as a result of the abovementioned corporate split.

VI. Overview of Accounting Treatment

Each of the succeeding company plans to apply the Purchase Method for accounting for the abovementioned corporate split.

VII. Outlook

The impact of the joint venture dissolution on the operating results of the co-parent companies has not been determined. Further announcements will be made immediately if it is clear that there will be a material impact on business result of each of the companies.

VIII. Overview of the co-parent companies

(Unit: Billions of yen unless otherwise noted)

Company name	Hitachi, Ltd.	Fuji Electric Co., Ltd.	Meidensha Corporation

Representative	Hiroaki Nakanishi, Representative Executive Officer and President	Michihiro Kitazawa President and Representative Director	Junzo Inamura President

Headquarters	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280	11-2, Osaki 1-Chome, Shinagawa-ku, Tokyo 141-0032	1-1,Osaki 2-chome, Shinagawa-ku,Tokyo 141-6029

Established	February 1st, 1920	August 29th, 1923	June 1st, 1917

Business field	Development, manufacture and sales of products and provision of services across 11 segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, Others	Development, Manufacture, sales and services of various equipment and systems related to social infrastructure in the industrial, public, energy and transportation sectors, as well as semiconductor devices, photoconductive drums and peripheral imaging devices

Development, manufacture and sales of products and provision of services of Social Infrastructure Systems

(power apparatus for power generation and T&D, water processing system, etc.) and Industrial Systems (products for industrial systems, vehicle testing systems, logistics supports systems and motor drive systems) and Services (product maintenance and facility management)

No. of employees (As of March 31, 2011)	(Consolidated) 361,745 (Unconsolidated) 32,926	(Consolidated) 24,562 (Unconsolidated) 819	(Consolidated) 6,994 (Unconsolidated) 3,674

Capital (As of March 31, 2011)		409.1	47.5	17.0
Net asset	2008	2,179.3	146.1	52.7
	2009	2,267.8	196.1	54.1
	2010	2,441.3	174.9	52.7
Total asset	2008	9,403.7	908.9	214.1
	2009	8,964.4	908.9	206.6
	2010	9,185.6	805.7	206.8
Net asset per share (Yen)*[1]	2008	315.86	182.37	223.35
	2009	287.13	250.28	229.00
	2010	318.73	217.40	222.56
Total revenues	2008	10,000.3	766.6	198.7
	2009	8,968.5	691.2	173.0
	2010	9,315.8	689.0	167.7
Operating Income	2008	127.1	-18.8	4.0
	2009	202.1	0.9	3.3
	2010	444.5	11.9	5.7
Ordinary income*[2]	2008	-289.8	-20.7	1.4
	2009	63.5	-0.5	1.8
	2010	432.2	7.2	4.6
Net income *[3]	2008	-787.3	-73.3	-1.0
	2009	-106.9	6.7	0.9
	2010	238.8	15.1	1.1
Net income per share (Yen)*[4]	2008	-236.86	-102.57	-4.77
	2009	-29.20	9.46	4.28
	2010	52.89	21.14	5.27
Dividend per share (Yen)	2008	3.0	4.0	4.0
	2009	—	1.5	4.0
	2010	8.0	4.0	4.0

*1	Because Hitachi adopts U.S. accounting standards, its stockholders’ equity per share figure is shown.
*2	Because Hitachi adopts U.S. accounting standards, its income (loss) before income taxes figure is shown.
*3	Because Hitachi adopts U.S. accounting standards, its net income attributable to Hitachi, Ltd. figure is shown.
*4	Because Hitachi adopts U.S. accounting standards, its net income attributable to Hitachi, Ltd. stockholders per share figure is shown.

[Reference]Earnings forecast of the co-parent companies

(Unit: Billions of yen)

(The figure in parenthesis is the result of the previous fiscal period)

Company name (Fiscal term) Announcement date	Hitachi, Ltd. (Year ending March 2012) Announced on June 9th, 2011	Fuji Electric Co., Ltd. (Year ending March 2012) Announced on July 28th, 2011	Meidensha Corporation (Year ending March 2012) Announced on May 13rd, 2011
Total revenues (Consolidated)	9,500 (9,315.8)	730 (689.0)	185 (167.7)
Operating income (Consolidated)	400 (444.5)	22 (11.9)	7 (5.7)
Ordinary income*[1] (Consolidated)	410 (432.2)	20 (7.2)	5.5 (4.6)
Net income*[2] (Consolidated)	200 (238.8)	12 (15.1)	2.5 (1.1)

*1	Because Hitachi adopts U.S. accounting standards, its income (loss) before income taxes figure is shown.
*2	Because Hitachi adopts U.S. accounting standards, its net income attributable to Hitachi, Ltd. figure is shown.

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